SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                                (Amendment No.2)

                               Smart Balance, Inc.
                     (F/K/A Boulder Specialty Brands, Inc.)
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    10153P207
                                 (CUSIP Number)

                                  May 21, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 11 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10153P207                 13G/A                  Page 2 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Adage Capital Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER

                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,010,724 shares of Common Stock

            1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
            (see Item 4)

            Warrants to purchase 2,111,111 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 18.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10153P207                 13G/A                  Page 3 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Adage Capital Partners GP, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,010,724 shares of Common Stock

            1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
            (see Item 4)

            Warrants to purchase 2,111,111 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 18.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10153P207                 13G/A                  Page 4 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Adage Capital Advisors, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,010,724 shares of Common Stock

            1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
            (see Item 4)

            Warrants to purchase 2,111,111 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 18.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10153P207                13G/A                   Page 5 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                 Robert Atchinson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,010,724 shares of Common Stock

            1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
            (see Item 4)

            Warrants to purchase 2,111,111 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 18.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10153P207                13G/A                   Page 6 of 11 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Phillip Gross
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    3,010,724 shares of Common Stock

                    1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
                    (see Item 4)

                    Warrants to purchase 2,111,111 shares of Common Stock (see Item 4)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            3,010,724 shares of Common Stock

            1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock
            (see Item 4)

            Warrants to purchase 2,111,111 shares of Common Stock
            (see Item 4)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 18.6%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 10153P207                13G/A                   Page 7 of 11 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Smart Balance, Inc. (F/K/A Boulder Specialty Brands, Inc.) (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 6106 Sunrise Ranch Drive, Longmont, Colorado 80503


Item 2(a).     Name of Person Filing:

     This statement is filed by:
          (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP"), with respect to the shares of Common Stock beneficially owned by it;

         (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the shares of Common Stock beneficially owned by ACP;

        (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, general partner of ACP, with respect to the shares of Common Stock beneficially owned by ACP;

         (iv) Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock beneficially owned by ACP; and

          (v) Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the shares of Common Stock beneficially owned by ACP.

     The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

Item 2(c).     Citizenship:

     ACP is a limited partnership organized under the laws of the State of Delaware. ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware. Messrs. Gross and Atchinson are citizens of the United States.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $0.0001 (the "Common Stock")

CUSIP No. 10153P207                13G/A                   Page 8 of 11 Pages

Item 2(e).  CUSIP Number:

     10153P207

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule 13d-1
                    (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

         A. Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C. and Adage Capital Advisors, L.L.C.
              (a) Amount beneficially owned:
                  3,010,724 shares of Common Stock,

                  1,111,111 shares of Series A Convertible Preferred Stock (the "Preferred Stock"), convertible into 1,111,111 shares of Common Stock, and

                  Warrants to purchase 2,111,111 shares of Common Stock, comprised of Warrants to purchase in the aggregate 1,000,000 shares of Common Stock that are currently exercisable and a Warrant to purchase 1,111,111 shares of Common Stock that is only exercisable upon the occurrence of certain specified redemption events.

              (b) Percent of class: 18.6% The percentages used herein and in the rest of Item 4 are calculated based upon (i) the 30,361,238 shares of Common Stock issued and outstanding on May 21, 2007 as reflected in the Schedule 14A Definitive Proxy Statement of the Company filed on April 27, 2007 and
                  (ii) 3,222,222 shares of Common Stock deemed to be

CUSIP No. 10153P207                 13G/A                  Page 9 of 11 Pages

                  outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned upon exercise or conversion within 60 days of derivative securities currently owned by the Reporting Persons. Pursuant to Rule 13d-3(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.

              (c)(i) Sole power to vote or direct the vote: -0-
                (ii) Shared power to vote or direct the vote:
                     3,010,724 shares of Common Stock,

                     1,111,111 shares of Preferred Stock convertible into 1,111,111 shares of Common Stock, and

                     Warrants to purchase 2,111,111 shares of Common Stock.
               (iii) Sole power to dispose or direct the disposition: -0-
                (iv) Shared power to dispose or direct the disposition:
                     3,010,724 shares of Common Stock,

                     1,111,111 shares of Preferred Stock convertible into 1,111,111 shares of Common Stock, and

                     Warrants to purchase 2,111,111 shares of Common Stock.

           ACP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it (in the case of shares of Common Stock purchased upon the exercise of any of the Warrants, issued upon conversion of the shares of Preferred Stock, or currently owned directly by ACP), which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA owns directly any of the Warrants, any of the shares of Preferred Stock or any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), ACPGP and ACA may be deemed to own beneficially the shares of Common Stock beneficially owned by ACP.

         B.   Robert Atchinson and Phillip Gross
                   (a) Amount beneficially owned:
                       3,010,724 shares of Common Stock,

                       1,111,111 shares of Series A Convertible Preferred Stock, convertible into 1,111,111 shares of Common Stock, and

                       Warrants to purchase 2,111,111 shares of Common Stock, comprised of Warrants to purchase in the aggregate 1,000,000 shares of Common Stock that are currently exercisable and a Warrant to purchase 1,111,111 shares of Common Stock that is only exercisable upon the occurrence of certain specified redemption events.

                   (b) Percent of class: 18.6%
                   (c)(i) Sole power to vote or direct the vote: -0-
                     (ii) Shared power to vote or direct the vote:
                          3,010,724 shares of Common Stock,

                          1,111,111 shares of Preferred Stock convertible into 1,111,111 shares of Common Stock, and

                          Warrants to purchase 2,111,111 shares of Common Stock.
                    (iii) Sole power to dispose or direct the disposition: -0-
                     (iv) Shared power to dispose or direct the disposition:
                          3,010,724 shares of Common Stock,

                          1,111,111 shares of Preferred Stock convertible into 1,111,111 shares of Common Stock, and

                          Warrants to purchase 2,111,111 shares of Common Stock.


           Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Common Stock beneficially owned by ACP (in the case of shares of Common Stock purchased upon exercise of any of the Warrants, issued upon conversion of the shares of Preferred Stock, or currently owned directly by
ACP). Neither Mr. Atchinson nor Mr. Gross directly owns any of the Warrants, any of the shares of Preferred Stock or any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by ACP.

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     ACPGP, the general partner of ACP, has the power to direct the affairs of ACP, including decisions respecting the disposition of the proceeds from the sale of any of the Warrants, any of the shares of Preferred Stock or any shares of Common Stock. Messrs. Atchinson and Gross are the Managing Members of ACA, the managing member of ACPGP, and in that capacity direct ACPGP's operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

CUSIP No. 10153P207                13G/A                  Page 10 of 11 Pages

Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 10153P207                 13G/A                 Page 11 of 11 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 22, 2007

                                ADAGE CAPITAL PARTNERS, L.P.

                                By:  Adage Capital Partners GP, L.L.C.,
                                     its general partner

                                By:  Adage Capital Advisors, L.L.C.,
                                     its managing member

                                /s/ Robert Atchinson
                                ------------------------------
                                Name:  Robert Atchinson
                                Title: Managing Member


                                ADAGE CAPITAL PARTNERS GP, L.L.C.
                                By:  Adage Capital Advisors, L.L.C.,
                                     its managing member

                                /s/ Robert Atchinson
                                ------------------------------
                                Name:  Robert Atchinson
                                Title: Managing Member


                                ADAGE CAPITAL ADVISORS, L.L.C.

                                /s/ Robert Atchinson
                                ------------------------------
                                Name:  Robert Atchinson
                                Title: Managing Member


                                ROBERT ATCHINSON

                                /s/ Robert Atchinson
                                ------------------------------
                                ROBERT ATCHINSON, individually


                                PHILLIP GROSS

                                /s/ Phillip Gross
                                ------------------------------
                                PHILLIP GROSS, individually